# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pintec Technology Holdings Limited, CIK 0001716338
CUSIP: 72352G107
Title of class of securities: American Depositary Shares (ADS), each representing 35 Class A Ordinary Shares, par value US$0.000125 per shares
Address of issuer's principal executive offices: 4/F, Vanke Times Center,, Chaoyang Road, Chaoyang District, Beijing, China (F4), 100025
Date of event which requires filing of this statement: 08/15/2025
Filed by CIK 0001765083
Persons authorized to receive notices and communications: Jun Dong, 4/F, Vanke Times Center,, Chaoyang Road, Chaoyang District, Beijing, China (F4), 100025, 86 10 6506-0227

## Reporting persons
- Jun Dong (CIK 0001765083): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 52,499,520; shared voting power 0; sole dispositive power 52,499,520; shared dispositive power 0; aggregate amount beneficially owned 52,499,520 (9.4% of the class)
  Comment: Note to 7, 9, 11: Represents (i) 1,560,000 Class A ordinary shares that Mr. Dong has the right to acquire upon exercise of option, (ii) 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd, and (iii) 32,490,725 Class B ordinary shares directly held by Genius Hub Limited. Mr. Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd.
  Note to 13: Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to fifteen votes per share. The voting power of the shares beneficially owned by Mr. Dong represents 60.2% of the total outstanding voting power.
- Flamel Enterprises Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 18,448,795; shared voting power 0; sole dispositive power 18,448,795; shared dispositive power 0; aggregate amount beneficially owned 18,448,795 (3.3% of the class)
  Comment: Note to 7, 9, 11: Represents 18,448,795 Class B ordinary shares directly held by Flamel Enterprises Ltd.
  Note to 13: The voting power of the shares held by Flamel Enterprises Ltd represents 21.8% of the total outstanding voting power.
- Genius Hub Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 32,490,725; shared voting power 0; sole dispositive power 32,490,725; shared dispositive power 0; aggregate amount beneficially owned 32,490,725 (5.8% of the class)
  Comment: Note to 7, 9, 11: Represents 32,490,725 Class B ordinary shares directly held by Genius Hub Limited.
  Note to 13: The voting power of the shares held by Genius Hub Limited represents 38.3% of the total outstanding voting power.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares (ADS), each representing 35 Class A Ordinary Shares, par value US$0.000125 per shares
Name of issuer: Pintec Technology Holdings Limited
Address of issuer's principal executive offices: 4/F, Vanke Times Center,, Chaoyang Road, Chaoyang District, Beijing, China (F4), 100025

## Item 2. Identity and Background
Name of person filing:
(i) Jun Dong;
(ii) Flamel Enterprises Ltd; and
(iii) Genius Hub Limited (the "Reporting Persons," and each, a "Reporting Person")
Residence or business address:
For Jun Dong
4/F, Vanke Times Center,
Chaoyang Road, Chaoyang District, Beijing
The People's Republic of China

For Flamel Enterprises Ltd
c/o Allshores Incorporation Ltd
Tortola Pier Park, Building 1, Second Floor
Wickhams Cay I, Road Town, Tortola
British Virgin Islands

For Genius Hub Limited
c/o Vistra Corporate Services Centre
Wickhams Cay II, Road Town, Tortola, VG1110
British Virgin Islands
Present principal occupation or employment:
Mr. Dong is the chairman of the board of directors of the Issuer.

Mr. Dong is the sole shareholder and the sole director of Flamel Enterprises Ltd.

Genius Hub Limited is wholly owned and controlled by Coastal Hero Limited, a company incorporated under the laws of the British Virgin Islands. Coastal Hero Limited is controlled by Genesis Trust, a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Dong is the settlor of Genesis Trust, and Mr. Dong and his family members are the trust's beneficiaries. Under the terms of this trust, Mr. Dong has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Genius Hub Limited in the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Dong - the People's Republic of China.

Flamel Enterprises Ltd - British Virgin Islands

Genius Hub Limited - British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 15, 2025, each of Mr. Dong, Genius Hub Limited, Mr. Wei Wei and Wise Plus Limited entered into a share transfer agreement, pursuant to which Genius Hub Limited purchased an aggregate of 15,698,914 Class B ordinary shares held of record by Wise Plus Limited and beneficially owned by Mr. Wei, at a purchase price of $0.012739 per share, for an aggregate purchase price of $200,000 (the "Share Transfer"). In payment of the purchase price, Mr. Dong issued a promissory note to Mr. Wei on August 15, 2025, in the principal amount of $200,000. The promissory note is interest free and shall become mature on February 15, 2026. The share transfer agreement by and among Mr. Dong, Genius Hub Limited, Mr. Wei and Wise Plus Limited is attached hereto as Exhibit B. Promissory note issued by Mr. Dong to Mr. Wei is attached hereto as Exhibit C. Each of such agreements is incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety. The transaction were made to support the stability of the Issuer's ownership structure and ensure continuity of leadership.

Except as set forth in this Statement or in the transaction documents described herein, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons hereto intends to review its shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated herein by reference. Such information is calculated based on an aggregate of 558,178,593 issued and outstanding ordinary shares (being the sum of 507,239,073 Class A ordinary shares and 50,939,520 Class B ordinary shares) of the Issuer as of March 31, 2025 as a single class.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Item 3 and Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D amendment, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The Reporting Persons entered into a Joint Filing Agreement on August 22, 2025 (the "Joint Filing Agreement"), pursuant to which they have agreed to the joint filing on behalf of each of them of this Schedule 13D (including amendments thereto) in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit A.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Share Transfer Agreement by and among Mr. Dong, Genius Hub Limited, Mr. Wei and Wise Plus Limited, dated August 15, 2025.

Exhibit C: Promissory Note issued by Mr. Dong to Mr. Wei, dated August 15, 2025.

## Signatures
- Jun Dong: /s/ Jun Dong, Jun Dong (08/22/2025)
- Flamel Enterprises Ltd: /s/ Jun Dong, Jun Dong/Director (08/22/2025)
- Genius Hub Limited: /s/ Jun Dong, Jun Dong/Director (08/22/2025)